Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

September 5, 2017

To the:
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Securities Registry Northwest Territories

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Avalon Advanced Materials Inc. received on September 1, 2017 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements contained in items 1, 3, 4 and 5, as it relates to us, and we have no basis to agree or disagree with statement 2 contained in the Notice.

Yours very truly,

/s/ Deloitte LLP

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Licensed Public Accountants